1401 Lawrence Street, Suite 2300, Denver, CO 80202 ● (303) 572-9300

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Vitro Biopharma, Inc.

June 29, 2023	Scott A. Berdan (303) 583-8235 sberdan@polsinelli.com

VIA EDGAR

Mr. Joshua Gorsky

Ms. Suzanne Hayes

Ms. Julie Sherman

Mr. Kevin Vaughn

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vitro Biopharma, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed on June 2, 2023
File No. 333-267366

Ladies and Gentlemen:

On behalf of our client, Vitro Biopharma, Inc., a Nevada corporation (the “Company”), set forth below are responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-captioned amendment to the registration statement on Form S-1 (as amended, the “Registration Statement”). In connection with this letter, the Company is today filing with the Commission Amendment No. 4 to the Registration Statement (the “Amendment”) by EDGAR. In addition to the changes made in response to the Staff’s comments on the Registration Statement as discussed further below, the Amendment also includes, as a result of the passage of time, interim consolidated financial statements as of April 30, 2023 and 2022 and for the relevant three- and six-month periods then ended.

The Company further advises the Staff that it and the underwriter have determined an estimated share price range for the proposed offering, as reflected in the Amendment. As a result, the Company can now respond to the Staff’s Comment 9 from its letter to the Company dated October 6, 2022 (the “Original Comment Letter”) concerning the filing of the initial registration statement on Form S-1 (File No. 333-267366) with respect to which the Amendment relates (the “Initial Registration Statement”).

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Polsinelli PC, Polsinelli LLP in California

Securities and Exchange Commission

June 29, 2023

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Vitro Biopharma, Inc.

in connection with Registration Statement on Form S-1 (File No. 333-267366)

Due to the commercially sensitive nature of information contained in this letter, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83). For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For your convenience, each of the Staff’s outstanding comments included in its Original Comment Letter and the letter to the Company regarding the Amendment dated June 12, 2023 is reprinted below in italics (in each case below an appropriate bold and underlined letter identifying caption), and is followed by the Company’s response.

Registration Statement

Cosmetic Conditioned Media and Exosome-Containing Serums, page 91

1.	We note your response to prior comment 3. Please revise your registration statement to include the disclosure that was deleted regarding the investigation of the administration of InfiniVive MD’s Exosome Serum by medical professionals that have purchased this product directly from you or via distribution from other medical professionals, the origin and purpose of the investigation, your decision to voluntarily suspend sales of the product from June 2022 to July 2022 and, as you note in your response, the results of the investigation and the actions you took in response to the investigation (i.e., the enhancements that were made to the permitted use labeling of the product and your decision to require all customers to complete a written certification confirming, prior to shipment of the product, that the product would be administered by the customers only in accordance with the product’s permitted uses and your instructions).

Additionally, please revise your risk factor disclosure to describe the risks associated with the off-label use of exosome serums specifically.

RESPONSE: The Company has complied with this Staff comment by revising its disclosure on pages 93 and 43 of the Amendment, including its risks factors. In addition, the Company respectfully directs the Staff to other relevant disclosures regarding potential off-label use of the Company’s products that are already included in the Amendment, including the risk factor on page 37 of the Amendment under the caption “The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses” and related disclosures on pages 118 and 119 in the Business section under the captions “U.S. Biologic Drug Development Process—Post-Approval Requirements” and “—U.S. Regulation of Wellness Products.”

Securities and Exchange Commission

June 29, 2023

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Vitro Biopharma, Inc.

in connection with Registration Statement on Form S-1 (File No. 333-267366)

Initial Registration Statement

Critical Accounting Estimates

Equity-Based Compensation

9.	Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

RESPONSE: The Company respectfully submits the below additional information to assist the Staff in its review of the Company’s position with respect to its determination of the fair value of the Company’s common stock (“common stock”) underlying its equity issuances and the reasons for any differences between the recent valuations of its common stock leading up to its public offering of common stock (the “public offering”) and the estimated offering price. As further described in the analysis that follows, the Company respectfully advises the Staff that:

●	The Company currently expects a price range of approximately $5.00 to $6.00 per share (the “Preliminary Price Range”) for its public offering of common stock;

●	The Company’s analysis prior to the public offering indicated the fair value of the Company’s common stock to be $[****] per share, which was the fair value the Company used for all of its equity issuances since February 22, 2022, including the stock options granted by the Company on March 1, 2022 and July 6, 2022; and

●	The Company has not granted any stock options or other equity awards since July 6, 2022.

All share numbers and per share prices set forth herein reflect the impact of a 1-for-26 reverse stock split of the common stock that the Company anticipates will be effected prior to the effectiveness of the Registration Statement (the “Reverse Stock Split”), as further described in the Amendment. Accordingly, all share numbers and per share prices, including the Preliminary Price Range, set forth herein are presented on a post-Reverse Stock Split basis, unless otherwise indicated.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83

Securities and Exchange Commission

June 29, 2023

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Vitro Biopharma, Inc.

in connection with Registration Statement on Form S-1 (File No. 333-267366)

Stock Option Awards Granted Since November 1, 2021

The Company granted the following option awards since November 1, 2021, all of which were granted in the Company’s fiscal year ended October 31, 2022:

Date of Grant	Number of Shares Subject to Options Granted	Exercise Price Per Share	Estimated Fair Value Per Share at Grant Date
March 1, 2022	13,460	$26.00	$	[****	]
July 6, 2022	192,307	$26.00	$	[****	]

As set forth in the table above, the Company granted: (i) an aggregate of 13,460 stock options on March 1, 2022, 6,730 of which were granted to an employee and 6,730 of which were granted to a consultant of the Company; and (ii) 192,307 stock options on July 6, 2022, all of which were granted to Christopher Furman in connection with his appointment as Chief Executive Officer of the Company. The Company does not intend to grant to employees, directors or consultants any options or other equity awards prior to the public offering.

Accounting for Stock-Based Grants

As further described in the Amendment, the Company accounts for grants of stock options to employees and non-employees based on the options’ grant date fair value and the Company recognizes compensation expense over the vesting periods. The Company estimates the fair value of stock options as of the date of grant using the Black-Scholes option pricing model. See the discussion on page 78 of the Amendment under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Critical Accounting Estimates—Stock-Based Compensation Expense.”

Determining the Fair Value of Common Stock Prior to the Public Offering

For an explanation of how the Company determined the fair value of the common stock underlying its equity issuances prior to the public offering, the Company respectfully refers the Staff to the discussion of its general approach set forth on page 78 of the Amendment under the caption “—Estimating the Fair Value of Common Stock.”

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83

Securities and Exchange Commission

June 29, 2023

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Vitro Biopharma, Inc.

in connection with Registration Statement on Form S-1 (File No. 333-267366)

When performing the fair value calculations using the Black-Scholes option pricing model, the Company is required to estimate the fair value of its common stock underlying its stock-based awards, which is the most subjective input into the Black-Scholes option pricing model. Because there has been no public market for the common stock during the period discussed herein, the fair value of the common stock underlying stock options has been determined on each grant date by the Company’s board of directors (the “Board”), with input from management, primarily by referencing arms-length transactions inclusive of the common stock underlying such transactions which occurred on or near the valuation date(s). In addition to an evaluation of arms-length transactions involving our common stock, the Board considered various objective and subjective factors to estimate the estimated fair value of the common stock, including:

●	the estimated value of the Company’s securities both outstanding and anticipated;
●	the anticipated capital structure, which will directly impact the value of the currently outstanding securities;
●	the Company’s results of operations and financial position;
●	the status of the Company’s research and development efforts;
●	the lack of liquidity of the Company’s common stock as a private company;
●	the Company’s stage of development and business strategy and the material risks related to our business and industry;
●	external market conditions affecting the life sciences and biotechnology industry sectors;
●	U.S. and global economic conditions;
●	the likelihood of achieving a liquidity event for the holders of common stock, such as a public offering or a sale of the Company, given prevailing market conditions; and
●	the market value of comparable companies.

Background – Issuance of 2021 Convertible Note with Embedded Conversion Price

On October 12, 2021, the Company borrowed $3,000,000 in connection with a Senior Secured Convertible Promissory Note (the “Convertible Note”) issued to a third-party, accredited investor in an arms-length transaction. The Convertible Note was set to mature on October 12, 2026 and bore interest at a rate of 5% per annum. The Convertible Note was secured by all the assets of the Company and was eligible to be prepaid in whole or in part at any time prior to maturity. In addition, the Convertible Note was convertible at the option of the holder together with accrued and unpaid interest at $26.00 per share (or $1.00 per share on a pre-Reverse Stock Split basis).

On February 22, 2022, the Convertible Note, along with accrued and unpaid interest of $17,158 and $695,342 in unearned and unpaid interest through the term of the Convertible Note, was voluntarily converted at the option of the holder into 142,788 shares of the common stock at $26.00 per share (or, on a pre-Reverse Stock Split basis, into 3,712,500 shares of common stock at $1.00 per share) pursuant to the terms of the Convertible Note.

Securities and Exchange Commission

June 29, 2023

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Vitro Biopharma, Inc.

in connection with Registration Statement on Form S-1 (File No. 333-267366)

Valuation of Common Stock for Options Granted in March 2022 and July 2022

In determining the estimated fair value of common stock underlying the stock options granted in March and July of 2022, the Board, with input from management and recognizing the arms-length nature of the transaction, primarily considered the Convertible Note holder’s election in February 2022 to voluntarily convert the Convertible Note into common stock at a conversion price of $26.00 per share. As further described above, upon conversion of the Convertible Note, the Company issued to the holder 142,788 shares of common stock at $26.00 per share. The Board also considered other pertinent information available to it at the time of the grants, including the subjective factors discussed above. The Board, with input from management, did not believe that subsequent independent third-party valuations were necessary because there were no substantive changes in the Company’s financial position or commercial prospects that might have caused a change in fair value or warranted an independent third-party valuation.

After considering these factors, the Board determined valuations of the common stock of $[****] per share as of March 1, 2022 and July 6, 2022, and such valuations by the Board were used for the purposes of determining the stock-based compensation expense for the options granted on each of March 1, 2022 and July 6, 2022.

Convertible Promissory Notes Issued Since November 1, 2021

As further described on page 150 of the Amendment, on May 31, 2022 the Company issued two convertible promissory notes in the aggregate principal amount of $200,000 (collectively, the “2022 Convertible Notes”). The 2022 Convertible Notes bear interest at the rate of 5% per annum, are payable solely in shares of common stock, and may be converted at any time at the option of the holder. In addition, the 2022 Convertible Notes will be automatically converted in full at the earliest of (i) the completion of a “Qualified Financing” (as defined in the 2022 Convertible Notes), (ii) a change in control, or (iii) the maturity date, which is the date that is five years from the date of issuance. Because the public offering will be considered a “Qualified Financing” as defined in the 2022 Convertible Notes, the 2022 Convertible Notes will automatically convert into shares of common stock upon completion of the public offering at 75% of the price per share to be offered to the public in the proposed public offering. Assuming a price to the public of $5.50 per share (which is the midpoint of the price range set forth on the cover page of the prospectus forming a part of the Amendment), the 2022 Convertible Notes will convert into shares of common stock at a price of $4.125 per share, all in accordance with the terms of the 2022 Convertible Notes.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83

Securities and Exchange Commission

June 29, 2023

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Vitro Biopharma, Inc.

in connection with Registration Statement on Form S-1 (File No. 333-267366)

As further described on page 150 of the Amendment, between January 1, 2023 and June 15, 2023, the Company issued convertible promissory notes in the aggregate principal amount of $1,617,600 (collectively, the “8% Convertible Notes”). As of April 30, 2023, $1,192,600 of the 8% Convertible Notes has been issued. The 8% Convertible Notes bear interest at the rate of 8% per annum, are payable solely in shares of common stock, and may be converted at any time at the option of the holder. In addition, the 8% Convertible Notes will be automatically converted in full at the earliest of (i) the completion of a “Qualified Financing” (as defined in the 8% Convertible Notes), (ii) a change in control, (iii) in the event of default, or (iv) the maturity date, which is the date that is five years from the date of issuance. Because the public offering will be considered a “Qualified Financing” as defined in the 8% Convertible Notes, the 8% Convertible Notes will automatically convert into shares of common stock upon completion of the public offering at 75% of the price per share to be offered to the public in the proposed public offering price. Assuming a price to the public at the estimated midpoint of $5.50 per share, the 8% Convertible Notes will convert into shares of common stock at a price of $4.125 per share, all in accordance with the terms of the 8% Convertible Notes.

Conclusion

In light of the above, the Company respectfully submits that the per share grant date estimated fair value of $[****] per share, as set forth in the table above under “Stock Option Awards Granted Since November 1, 2021” and which was the fair value the Company used for all of its equity issuances since February 22, 2022, was reasonable and appropriate. The Company believes that the differences between the estimated fair value of its common stock of $[****] per share discussed herein and the estimated Preliminary Offering Range can be attributed to a variety of reasons, including that the Preliminary Price Range for the public offering was not derived using a formal determination of fair value or single valuation methodology, but was determined based on, among other things, input received from ThinkEquity LLC, the underwriter for the public offering, after taking into account a variety of considerations. The Preliminary Price Range also reflects the fact that investors may be willing to purchase shares in the public offering at a per share price that takes into account other factors that were not expressly considered in the Company’s prior valuations as a private company.

* * *

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS, HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 C.F.R. §200.83

Securities and Exchange Commission

June 29, 2023

*FOIA Confidential Treatment Request*

Confidential Treatment Requested by Vitro Biopharma, Inc.

in connection with Registration Statement on Form S-1 (File No. 333-267366)

The Company requests that the Staff contact it as soon as reasonably practicable with any additional comments it may have in order that those comments may expeditiously be addressed. If you have any questions or would like further information with regard to the foregoing, please do not hesitate to contact the undersigned by phone at (303) 583-8235 or by email at sberdan@polsinelli.com.

Sincerely,

/s/ Scott A. Berdan
Scott A. Berdan
of POLSINELLI PC

cc:	Christopher Furman, Chief Executive Officer, Vitro Biopharma, Inc.
Nathan Haas, Chief Financial Officer, Vitro Biopharma, Inc.
Tyler L. Weigel, Shareholder, Polsinelli PC
Blank Rome LLP
Malone Bailey, LLP